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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            Vascular Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92231M109
          ------------------------------------------------------------
                                 (CUSIP Number)

David A. Knight, c/o Stephens Group, Inc., 111 Center Street, Little Rock, AR
                             72201, (501) 377-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 14, 2002
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 92231M109                                            Page 2 of 9 Pages
-------------------                                            -----------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          James Sommers, Voting Trustee of Vascular Voting Trust
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)
          Not applicable

--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
          Arkansas

--------------------------------------------------------------------------------
                             7      Sole Voting Power
                                    2,457,197
         NUMBER OF           ---------------------------------------------------
          SHARES             8      Shared Voting Power
       BENEFICIALLY                 -0-
         OWNED BY            ---------------------------------------------------
           EACH              9      Sole Dispositive Power
         REPORTING                  -0-
          PERSON             ---------------------------------------------------
           WITH              10     Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          2,457,197

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                [  ]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          18.7

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          OO

--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 92231M109                                            Page 3 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          Stephens Group, Inc.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)
          Not applicable

--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [x]

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
          Arkansas

--------------------------------------------------------------------------------
                             7      Sole Voting Power
                                    -0-
         NUMBER OF           ---------------------------------------------------
          SHARES             8      Shared Voting Power
       BENEFICIALLY                 -0-
         OWNED BY            ---------------------------------------------------
           EACH              9      Sole Dispositive Power
         REPORTING                  -0-
          PERSON             ---------------------------------------------------
           WITH              10     Shared Dispositive Power
                                    2,447,197
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          2,447,197

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          18.6

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          HC, CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP No. 92231M109                                            Page 4 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          Stephens Vascular Preferred, LLC

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)
          Not applicable

--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
          Arkansas

--------------------------------------------------------------------------------
                             7      Sole Voting Power
                                    -0-
         NUMBER OF           ---------------------------------------------------
          SHARES             8      Shared Voting Power
       BENEFICIALLY                 -0-
         OWNED BY            ---------------------------------------------------
           EACH              9      Sole Dispositive Power
         REPORTING                  -0-
          PERSON             ---------------------------------------------------
           WITH              10     Shared Dispositive Power
                                    1,821,466
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          1,821,466

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          13.8

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP No. 92231M109                                            Page 5 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          Stephens Vascular Options, LLC
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)
          Not applicable

--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
          Arkansas
--------------------------------------------------------------------------------
                             7      Sole Voting Power
                                    -0-
         NUMBER OF           ---------------------------------------------------
          SHARES             8      Shared Voting Power
       BENEFICIALLY                 -0-
         OWNED BY            ---------------------------------------------------
           EACH              9      Sole Dispositive Power
         REPORTING                  -0-
          PERSON             ---------------------------------------------------
           WITH              10     Shared Dispositive Power
                                    625,731
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          625,731

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          4.8

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP No. 92231M109                                            Page 6 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          Stephens Investment Partners, LLC
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)
          Not applicable

--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
          Arkansas

--------------------------------------------------------------------------------
                             7      Sole Voting Power
                                    20,000
         NUMBER OF           ---------------------------------------------------
          SHARES             8      Shared Voting Power
       BENEFICIALLY                 -0-
         OWNED BY            ---------------------------------------------------
           EACH              9      Sole Dispositive Power
         REPORTING                  30,000
          PERSON             ---------------------------------------------------
           WITH              10     Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          30,000

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          0.2

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP No. 92231M109                                            Page 7 of 9 Pages
-------------------                                            -----------------

                  This Amendment No. 1 amends and supplements the Schedule 13D initially filed by the Reporting Persons on July 28, 2000. It is being filed to report a decrease in beneficial ownership of Vascular Solutions, Inc. common stock by certain of the Reporting Persons. Except as set forth below, there are no changes in the Schedule 13D. Capitalized terms not otherwise defined herein shall have the same meanings as defined in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

         (c)(xii) Stephens Inc., an Arkansas corporation, is a second-tier, wholly-owned subsidiary of Stephens Group, Inc. and is a broker-dealer firm registered with the NASD and a member of the New York Stock Exchange. The principal offices of Stephens Inc. are located at 111 Center Street, Little Rock, Arkansas 72201. During the past five years, Stephens Inc. has not been convicted in any criminal proceeding. Since the filing of the initial Schedule 13D by the Reporting Persons, Stephens Inc. submitted an offer of settlement that was accepted by the NASD in September 2002 in which Stephens Inc. consented to the entry of findings that in 2000 and 2001 it did not adequately comply with MSRB Rules G-12 and G-14 regarding the reporting of municipal securities trades to the National Securities Clearing Corporation. Stephens made changes to its systems and procedures to correct the problem and paid a $1,500 fine.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) The following table discloses the ownership of the common stock of Vascular Solutions by the Reporting Persons and their respective directors, managers, and executive officers:

                                                                          Percent of
                                                            Number of     Outstanding
Name                                                        Shares        Shares            Voting Power       Investment Power
----                                                        ---------     -----------       ------------       ----------------
James Sommers, Voting Trustee of Vascular Voting Trust        2,457,197       18.7        Sole:    2,457,197              -0-
Stephens Group, Inc. (1)                                      2,447,197       18.6                -0-          Shared:  2,447,197
Stephens Vascular Preferred, LLC                              1,821,466       13.8                -0-          Shared:  1,821,466
Stephens Vascular Options, LLC                                  625,731        4.8                -0-          Shared:    625,731
Stephens Investment Partners, LLC (2)                            30,000        0.2        Sole:       20,000   Sole:       30,000
Jackson T. Stephens                                                 -0-        -0-                -0-                     -0-
Bess C. Stephens                                                    -0-        -0-                -0-                     -0-
Warren A. Stephens (3)                                           60,000        0.5        Sole:       30,000   Sole:       30,000
                                                                                          Shared:     20,000   Shared:     30,000
Wilton R. Stephens, Jr.(4)                                       30,000        0.2        Shared:     20,000   Shared:     30,000
Jon E.M. Jacoby (4)                                              30,000        0.2        Shared:     20,000   Shared:     30,000
Vernon J. Giss                                                      -0-        -0-                -0-                     -0-
Craig D. Campbell                                                   -0-        -0-                -0-                     -0-
William R. Walker                                                   -0-        -0-                -0-                     -0-
Douglas H. Martin (4)                                            30,000        0.2        Shared:     20,000   Shared:     30,000
Curtis F. Bradbury, Jr. (4)                                      30,000        0.2        Shared:     20,000   Shared:     30,000

                           (1) Includes shares beneficially owned by Stephens
Vascular Preferred, LLC and Stephens Vascular Options, LLC. Stephens Group, Inc. is sole manager of both companies and the 88% parent of Stephens Vascular Preferred, LLC.

                           (2) Represents beneficial ownership of options
convertible into 30,000 shares of the common stock of Vascular Solutions, Inc.

                           (3) Represents beneficial ownership of options
convertible into 30,000 shares of the common stock of Vascular Solutions, Inc. by Stephens Investment Partners III, LLC, of which this person is a manager, and 10,000 shares owned by each of Laura Whitaker Stephens Trust, Warren Miles Amerine Stephens Trust and John Calhoun Stephens Trust for which reporting person serves as trustee.

-------------------                                            -----------------
CUSIP No. 92231M109                                            Page 8 of 9 Pages
-------------------                                            -----------------

                                    (4) Represents beneficial ownership of
options convertible into 30,000 shares of the common stock of Vascular Solutions, Inc. by Stephens Investment Partners III, LLC, of which this person is a manager.

                           (b) Stephens Inc., the second-tier wholly owned
subsidiary of Stephens Inc., owns no shares of the common stock of Vascular Solutions, Inc. Stephens Inc. expressly disclaims membership in any group pursuant to Regulation 13D.

                           (c) The Voting Trustee expressly disclaims beneficial
ownership of any securities covered by this Schedule 13D.

                           (d) During the past sixty days Stephens Vascular
Options, LLC distributed shares of the common stock of Vascular Solutions to certain non-managing members which sold such shares in broker's transactions, the details of which are disclosed below:

Name                                       Date                       Number of Shares                 Price
----                                       ----                       ----------------                 -----
W.R. Stephens, Jr. Revocable Trust         11/11/02                   18,371                           0.75
                                           11/13/02                    8,750                           0.75
                                           11/14/02                   37,875                           0.70
W.R. Stephens, Jr. Children's Trust        11/11/02                   18,371                           0.75
                                           11/13/02                    8,750                           0.75
                                           11/14/02                   37,875                           0.70
Pamela Diane Stephens Trust One            11/11/02                   36,742                           0.75
                                           11/13/02                   17,500                           0.75
                                           11/14/02                   75,750                           0.70

-------------------                                            -----------------
CUSIP No. 92231M109                                            Page 9 of 9 Pages
-------------------                                            -----------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Vascular Voting Trust

                                    By: /s/ JAMES SOMMERS
                                       ----------------------------------------
                                       James Sommers, Voting Trustee


                                     /s/ WARREN A. STEPHENS
                                    -------------------------------------------
                                    Warren A. Stephens, as manager of Stephens
                                    Investment Partners III, LLC, and as
                                    President of Stephens Group, Inc. on its own
                                    behalf and as sole Manager of Stephens
                                    Vascular Preferred, LLC and Stephens
                                    Vascular Options, LLC